Exhibit 99.1

FOR IMMEDIATE RELEASE	November 3, 2014

Micromem Upgraded to OTCQX

OTC Markets Group Welcomes Micromem Technologies to OTCQX®

Toronto, New York, November 3, 2014: Micromem Technologies Inc. (the “Company”) (CSE: MRM, OTCQX: MMTIF) is pleased to report the Company has upgraded to the OTCQX. The release below was disseminated by OTC Markets Group Inc.

NEW YORK – November 3, 2014 – OTC Markets Group Inc. (OTCQX: OTCM), operator of Open, Transparent and Connected financial marketplaces, today announces Micromem Technologies Inc. (“Micromem”) (CSE: MRM; OTCQX: MMTIF), a technology company focused on magnetic sensor applications, has qualified to trade on OTCQX®, the best marketplace.

Micromem begins trading today on OTCQX under the symbol “MMTIF.” U.S. investors can find current financial disclosure and Real-Time Level 2 quotes for the Company on www.otcmarkets.com.

“We welcome Micromem to the growing family of established global and growth companies on OTCQX,” said R. Cromwell Coulson, President and CEO of OTC Markets Group. “OTCQX enables investor-focused companies like Micromem to demonstrate their transparency to investors and grow their U.S. shareholder base. We look forward to working with Micromem and wish the company continued success.”

Joseph Fuda, Micromem CEO, added, “We are very pleased to have qualified for trading on OTCQX and we thank the OTC Markets Group team for their assistance and support through the application process. Upgrading to OTCQX is a very positive step forward for Micromem. It confirms the progress that our company has made over the past 12 months in moving its business forward, ultimately allowing it to meet the OTCQX requirements.”

Dorsey & Whitney LLP serves as Micromem’s Principal American Liaison (“PAL”) on OTCQX, responsible for providing professional guidance on OTCQX requirements.

Micromem is a technology company focused on magnetic sensor applications, meeting the need to create smart infrastructure. With a growing list of Fortune 100 customers, Micromem has developed innovative solutions to meet the needs of utility, oil and automotive companies. Its product offerings are designed to solve unmet needs (www.micromeminc.com).

Through its wholly owned subsidiary, Micromem Applied Sensor Technologies, Inc. (MAST, Inc.), Micromem has begun to deliver smart infrastructure technology solutions to meet the growing “Internet of Things” (www.mastinc.com/industries).

About OTC Markets Group Inc.
OTC Markets Group Inc. (OTCQX: OTCM) operates Open, Transparent and Connected financial marketplaces for 10,000 U.S. and global securities. Through our OTC Link® ATS, we directly link a diverse network of broker-dealers that provide liquidity and execution services for a wide spectrum of securities. We organize these securities into marketplaces to better inform investors of opportunities and risks – OTCQX®, The Best Marketplace; OTCQB®, The Venture Marketplace; and OTC Pink®, The Open Marketplace. Our data-driven platform enables investors to easily trade through the broker of their choice at the best possible price and empowers a broad range of companies to improve the quality and availability of information for their investors. To learn more about how we create better informed and more efficient financial marketplaces, visit www.otcmarkets.com.

OTC Link ATS is operated by OTC Link LLC, member FINRA/SIPC and SEC regulated ATS.

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Media Contact:

Saskia Sidenfaden, OTC Markets Group Inc., +1 (212) 896-4428, saskia@otcmarkets.com

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QX - Symbol: MMTIF
                 CSE - Symbol: MRM
Shares issued: 188,436,724 SEC
File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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